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OPERATING AGREEMENT OF
WELTIO LLC
A MEMBER-MANAGED MULTI-MEMBER
DELAWARE LIMITED LIABILITY COMPANY

THIS OPERATING AGREEMENT of Weltio LLC (the "Agreement"), dated as of November 12, 2021, is entered into by, between and among the following parties (the "Members"):

1. **David Abusaid**,

2. **George Cook Marvin,**

3. **FastFwd Co. LLC**,

SECTION 1
THE LIMITED LIABILITY COMPANY

1.1 *Formation*. The Company has been formed under the laws of the State of Delaware on the date of the filing of the Certificate with the Delaware Secretary of State. The Members shall cause to be executed, filed and published such documents and instruments with such appropriate authorities and/or in such publications as may be necessary or appropriate from time to time to comply with all requirements for the formation and operation of a limited liability company in Delaware. This Agreement is intended to serve as a limited liability agreement as such term is defined in Section 18-101(7) of the Act. The parties intend that the Company shall be taxed as a C-Corporation subject to taxation pursuant to Subchapter C of Chapter I of the Code (a "C Corporation"), and will make and maintain all filings and elections to preserve such status of the Company.

1.2 *Name*. The business of the Company will be conducted under the name **Weltio**, or such other name upon which the Members unanimously may agree.

1.3 *Purposes and Powers*. The Company is organized for the purpose of transacting any and all lawful business for which a limited liability company may be organized under the Act. Subject to the provisions of this Agreement, the Company shall have the power to do any and all acts and things necessary, appropriate, advisable or convenient for the furtherance and accomplishment of the purposes of the Company, including, without limitation, to engage in any kind of activity and to enter into and perform obligations of any kind necessary to or in connection with, or incidental to, the accomplishment of the purposes of the Company, so long as said activities and obligations may be lawfully engaged in or performed by a limited liability company under the Act. The Company shall possess and may exercise all powers necessary, convenient or incidental to the conduct, promotion or attainment of the business purposes to the fullest extent provided in the Act.

1.4 *Office*. The location of the principal office of the Company shall be such location as the Members may from time to time designate.

1.5 *Registered Agent*. A Registered Agent, Inc., is the Company's initial registered agent in the State of Delaware, and the registered office is 8 The Green, Suite A, City of Dover 19901. The

Company's designated office and its agent for service of process may only be changed by filing notice of the change with the Secretary of State of the state in which the articles of organization of the Company were filed.

1.6 *Term*. The term of the Company commenced upon the filing of the Certificate with the Delaware Secretary of State and shall continue perpetually unless sooner terminated as provided in this Agreement.

SECTION 2

CAPITAL CONTRIBUTIONS

2.1 *Initial Contributions*. The Members initially shall contribute to the Company capital as described in the Records of Membership.

2.2 *Additional Contributions*. No Member shall be obligated to make any additional contribution to the Company's capital without the prior unanimous written consent of the Members.

2.3 *No Interest on Capital Contributions*. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this Agreement.

SECTION 3

UNITS

3.1 *Membership Interests or Interests*. Ownership of the Company shall be divided into, represented by, and each Member's Interest shall be expressed in Units, either Class A Units or Class B Units, of the Company. Class A Units shall be voting and embody all the voting rights in the Company; Class B Units shall be non-voting and have no voting rights in the Company. In all respects other than voting rights the Units shall be equal. The name, address, number and class of Units and Interest of each Member are set forth in the Records of Membership, which may be amended from time to time as necessary to reflect changes in the Membership Interests and Units held by the Members.

3.2 *Names and Addresses of Members*. The Members' names and addresses are set forth in the Records of Membership.

3.3 *Admission of Additional Members*. Except as otherwise expressly provided in this Agreement, no additional members may be admitted to the Company through issuance by the company of new interests in the Company without the prior unanimous written consent of the Majority in Interest of the Class A Members.

3.4 *Certificates*. Certificates ("Certificates") evidencing Units shall be consistent with the form required by the laws of Delaware and this Operating Agreement. Initially, the Company shall have two forms of Certificates. One form of Certificate will represent ownership of Class A Units of the Company, and the other form of Certificate will represent Class B Units of the Company. The Company shall issue to each Member one or more Certificates, signed by the appropriate Officers, Appointed Managers or Managing Members of the Company. Certificates shall be consecutively numbered and shall be entered in the books and records of the Company as they are issued and shall exhibit the holder's name and the number and class of Units.

3.5 *Authorization and issuance of Units*. A total of One Thousand (1,000) Class A Units, and Two Hundred (200) Class B Units are hereby authorized for issuance. The number of Class A Units and Class B Units authorized for issuance pursuant to this Section 3.5 may be increased from time to time as deemed necessary by, and in the sole discretion of, the Majority in Interest of the Class A Members and Managing Members. Initially, the issuance of Units shall be made in accordance with Records of Membership, attached hereto, and by this reference made a part hereof. All additional issuances of Units, both Class A Units and Class B Units, shall only be made upon the approval by a Majority in Interest of the Class A Members and the Managing Members. Units issued for such consideration as the Majority in Interest of the Class A Members and the Managing Members determine to be appropriate shall be deemed to be fully paid and non-assessable.

3.6 *Voting and Non-Voting Members*. Members owning Class A Units of the Company shall be entitled to vote on any and all matters relating to the Company, including but not limited to, all matters expressly provided for in this Agreement which require a Majority Vote of the Members (the "Voting Members"). Members owning Class B Units shall not be entitled to vote on any matter relating to the Company (the "Non-Voting Members"). In all respects other than voting rights, the rights, duties and obligations of the owners of Class A Units and Class B Units are equal.

3.7 *Meetings*. The Voting Members of the Company may hold meetings, both regular and special, either within or outside the state of Delaware. The meetings may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Voting Members, or as shall be specified in a written waiver signed by all Voting Members. Regular meetings of the Voting Members may be held without notice at such time and place as shall from time to time be determined by Majority Vote of the Voting Members. All actions of the Voting Members shall be taken by Majority Vote of the Voting Members. Voting Members may participate in a meeting by means of conference telephone or similar communications equipment and such participation in a meeting shall constitute presence in person at the meeting.

3.7 *Action without Meeting*. Any action required or permitted to be taken at any meeting of the Voting Members may be taken without a meeting, if the Voting Members consent thereto by Majority Vote in writing and/or consent and approve via resolution of members by the Majority in Interest of the Class A Members.

SECTION 4
ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

4.1 *Profits/Losses*. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company as set forth in Records of Membership as amended from time to time in accordance with U.S. Department of the Treasury Regulation 1.704-1.

4.2 *Distributions*. The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

4.3 *No Right to Demand Return of Capital*. No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member has any drawing account in the Company.

SECTION 5
INDEMNIFICATION

The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

SECTION 6
POWERS AND DUTIES OF MANAGERS

6.1 *Management of Company.*

6.1.1 The Members, within the authority granted by the Act and the terms of this Agreement shall have the complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.

6.1.2 Except as otherwise provided in this Agreement, all decisions and documents relating to the management and operation of the Company shall be made and executed by a Majority in Interest of the Members.

6.1.3 Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of a Majority in Interest of the Members to manage and operate the business and affairs of the Company.

6.2 *Decisions by Members.* Whenever in this Agreement reference is made to the decision, consent, approval, judgment, or action of the Members, unless otherwise expressly provided in this Agreement, such decision, consent, approval, judgment, or action shall mean a Majority of the Members.

6.3 *Withdrawal by a Member.* A Member has no power to withdraw from the Company, except as otherwise provided in Section 9.

SECTION 7
SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

7.1 *Organization Expenses.* All expenses incurred in connection with organization of the Company will be paid by the Company.

7.2 *Salary, Compensation and Benefits*. No salary, compensation and benefits in the form of cash or in-kind will be paid to a Member for the performance of his or her duties under this Agreement unless: (a) the salary has been approved in writing by a Majority of the Members; (b) the Member who is an existing employee of the Company or its subsidiary holds an active employment contract with a compensation package prior to admission as a Member to the Company.

7.3 *Legal and Accounting Services*. The Company may obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

SECTION 8
BOOKS OF ACCOUNT, ACCOUNTING REPORTS, TAX RETURNS,
FISCAL YEAR, BANKING

8.1 *Method of Accounting*. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, at the expense of the Company in accordance with the accounting methods elected to be followed by the Company which shall be on an accrual basis for financial reporting purposes and for federal income tax purposes. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business.

8.2 *Fiscal Year; Taxable Year*. The fiscal year and the taxable year of the Company is the calendar year.

8.3 *Capital Accounts*. The Company will maintain a Capital Account for each Member on a cumulative basis in accordance with federal income tax accounting principles.

8.4 *Banking*. All funds of the Company will be deposited in a separate bank account or in an account or accounts of a savings and loan association in the name of the Company as determined by a Majority of the Members. Company funds will be invested or deposited with an institution, the accounts or deposits of which are insured or guaranteed by an agency of the United States government.

8.5 *Accounting Records*. All books and records of the Company shall be maintained at the Company's principal place of business, and each Member, and the Member's duly authorized representative, shall have access to them at such office of the Company and the right to inspect and copy them at reasonable times for any purpose reasonably related to its interest in the Company.

8.6 *Federal Income Tax Elections*. The Company shall make all elections to be taxed as a C Corporation for federal and state income tax purposes under Treasury Regulations §301.7701-3, as amended, effective as of the date of this Agreement and at all times thereafter. As a result of such election, the Company and each of the Members shall treat all outstanding Units as stock in a corporation for U.S. Federal income tax purposes and each Member that meets the requirements for applicability of Section 351 of the Code to its acquisition of such stock as having acquired such stock in a transaction governed by Section 351 of the Code. All decisions as to tax elections and accounting matters shall be made by the Partnership Representative; provided, that the Company shall make no elections or taken any actions inconsistent with its being treated as a C Corporation for federal and state income tax purposes.

8.6 *Partnership Representative*. **David Abusaid** shall be the LLC's designated "partnership representative" within the meaning of IRC Section 6223 (the "Tax Representative") with sole authority to act on behalf of the LLC for purposes of Subchapter C of Chapter 63 of the IRC and any comparable provisions of state or local income tax laws. All decisions as to accounting matters shall be made by the Partnership Representative.

8.7 *Accounting and Tax Decisions*. All decisions as to accounting and tax matters shall be made by the Partnership Representative.

SECTION 9
TRANSFER OF MEMBERSHIP INTEREST

9.1 *Sale or Encumbrance Prohibited*. Except as otherwise permitted in this Agreement, no Member may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") an interest in the Company without the prior written consent of a majority of the other non-transferring Members determined on a per capita basis.

9.2 *Right of First Refusal*. Notwithstanding Section 9.1, a Member may transfer all or any part of the Member's interest in the Company (the "Interest") as follows:

9.2.1 The Member desiring to transfer his or her Interest first must provide written notice (the "Notice") to the other Members, specifying the price and terms on which the Member is prepared to sell the Interest (the "Offer").

9.2.2 For a period of 30 days after receipt of the Notice, the Members may acquire all, but not less than all, of the Interest at the price and under the terms specified in the Offer. If the other Members desiring to acquire the Interest cannot agree among themselves on the allocation of the Interest among them, the allocation will be proportional to the Ownership Interests of those Members desiring to acquire the Interest.

9.2.3 Closing of the sale of the Interest will occur as stated in the Offer; provided, however, that the closing will not be less than 45 days after expiration of the 30-day notice period.

9.2.4 If the other Members fail or refuse to notify the transferring Member of their desire to acquire all of the Interest proposed to be transferred within the 30-day period following receipt of the Notice, then the Members will be deemed to have waived their right to acquire the Interest on the terms described in the Offer, and the transferring Member may sell and convey the Interest consistent with the Offer to any other person or entity; provided, however, that notwithstanding anything in Section 9.2 to the contrary, should the sale to a third person be at a price or on terms that are more favorable to the purchaser than stated in the Offer, then the transferring Member must reoffer the sale of the Interest to the remaining Members at that other price or other terms; provided, further, that if the sale to a third person is not closed within six months after the expiration of the 30-day period describe above, then the provisions of Section 9.2 will again apply to the Interest proposed to be sold or conveyed.

9.2.5 Notwithstanding the foregoing provisions of Section 9.2, should the sole remaining Member be entitled to and elect to acquire all the Interests of the other Members of the Company in accordance with the provisions of Section 9.2, the acquiring Member may assign the right to acquire the Interests to a spouse, lineal descendent, or an affiliated entity if the assignment is reasonably believed to be necessary to continue the existence of the Company as a limited liability company.

9.3 *Substituted Parties*. Any transfer in which the Transferee becomes a fully substituted Member is not permitted unless and until:

(1) The transferor and assignee execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to effect the transfer and to confirm the agreement of the permitted assignee to be bound by the provisions of this Agreement; and

(2) The transferor furnishes to the Company an opinion of counsel, satisfactory to the Company, that the transfer will not cause the Company to terminate for federal income tax purposes or that any termination is not adverse to the Company or the other Members.

9.4 *Death, Incompetency, or Bankruptcy of Member*. On the death, adjudicated incompetence, or bankruptcy of a Member, unless the Company exercises its rights under Section 9.5, the successor in interest to the Member (whether an estate, bankruptcy trustee, or otherwise) will receive only the economic right to receive distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction, and credit (the "Economic Rights") unless and until a majority of the other Members determined on a per capita basis admit the transferee as a fully substituted Member in accordance with the provisions of Section 9.3.

9.4.1 Any transfer of Economic Rights pursuant to Section 9.4 will not include any right to participate in management of the Company, including any right to vote, consent to, and will not include any right to information on the Company or its operations or financial condition. Following any transfer of only the Economic Rights of a Member's Interest in the Company, the transferring Member's power and right to vote or consent to any matter submitted to the Members will be eliminated, and the Ownership Interests of the remaining Members, for purposes only of such votes, consents, and participation in management, will be proportionately increased until such time, if any, as the transferee of the Economic Rights becomes a fully substituted Member.

9.5 *Effect of Member's Dissociation*. Within 120 days following the death, incompetence, withdrawal, expulsion, bankruptcy, or dissolution of a Member, the other Members (whether one or more) may elect to continue the Company by themselves or with others, and to cause the Company to purchase the Member's Interest of the dissociating Member pursuant to the provisions of the sections of this agreement relating to purchase price and payment for Member's Interest. Making the election is in the sole discretion of the other Members and requires the consent of other Members holding a majority of the Ownership Interests held by the other Members. Notice of the election must be given in writing to the dissociating Member or the dissociating Member's successor in interest promptly after the election is made. If the other Members do not so elect, the Company will be dissolved.

9.5.1 *Purchase Price*. If the other Members elect to cause the Company to purchase the interest of a dissociating Member under the section of this agreement relating to effect of member's dissociation, the purchase price of the dissociating Member's Interest in the Company will be determined by agreement between the other Members (acting by vote) and the dissociating Member. If an agreement on the purchase price is not reached within 30 days following the election to purchase the interest of the dissociating Member, the interest must be valued by a third party appraiser selected by the other Members who is reasonably acceptable to the dissociating Member, and the purchase price will be the value determined in that appraisal. In appraising the interest to be purchased, the appraiser must determine the fair market value of the interest as of the date of the event of dissociation. In determining the value, the appraiser must consider the greater of the liquidation value of the Company or the value of the Company based upon a sale of the Company as a going concern. The appraiser must also consider appropriate minority interest, lack of marketability, and other discounts. If the appraisal is not completed within 120 days following the election to purchase the interest of the dissociating Member, either the other Members or the dissociating Member may apply to a court of competent jurisdiction for the appointment of another appraiser, in which case the court-appointed appraiser must appraise the interest of the dissociating Member in accordance with the standards set forth in this section, and the purchase price will be the value determined in that appraisal.

9.5.2 *Payment for Member's Interest*. The purchase must be closed within 30 days following the determination of the purchase price. At the closing, the dissociating Member must sign and deliver to the Company a written assignment transferring the entire interest of the dissociating Member in the Company to the Company free and clear of all encumbrances. Such assignment must contain warranties of title and good right to transfer. At the closing, the Company must pay the accrued interest on the purchase price then due to the dissociating Member, and the Company must also deliver its promissory note to the dissociating Member. Each of the other Members must sign and deliver to the dissociating Member a security agreement granting a security interest to the dissociating Member in that percentage of the interest of each of the other Members in the Company equal to the Ownership Interest of the dissociating Member being purchased by the Company. The security agreement must be in a form reasonably acceptable to the attorney for the dissociating Member and will secure payment of the promissory note by the Company. The security agreement must provide that if there is a default in the payment of the promissory note by the Company and the security interest is foreclosed or the interest in the Company is retained by the secured party in satisfaction of the indebtedness, the interest may be transferred without the necessity of tendering the interest to the Company under the section of this agreement relating to tender of interest and the person acquiring the interest in the Company will be admitted as a member of the Company without further consent of the Members being required.

9.5.3 *Effect of Purchase of Member's Interest*. A dissociating Member will cease to be a Member upon the election of the other Members to cause the Company to purchase the dissociating Member's interest pursuant to the section of this agreement relating to effect of member's dissociation. Thereafter, the dissociating Member will have no rights as a Member in the Company, except the right to have the dissociating Member's Interest purchased in accordance with the terms of this agreement.

9.5.4 At closing, the Company will pay the purchase price for the deceased Member's Interest in the Company. The deceased Member's estate or personal representative must assign to the Company all of the deceased Member's Interest in the Company free and clear of all liens, claims, and encumbrances, and, at the request of the Company, the estate or personal representative must execute all other instruments as may reasonably be necessary to vest in the Company all of the deceased Member's right, title, and interest in the Company and its assets. If either the Company or the deceased Member's estate or personal representative fails or refuses to execute any instrument required by this Agreement, the other party is hereby granted the irrevocable power of attorney which, it is agreed, is coupled with an interest, to execute and deliver on behalf of the failing or refusing party all instruments required to be executed and delivered by the failing or refusing party.

9.5.5 On completion of the purchase of the deceased Member's Interest in the Company, the Ownership Interests of the remaining Members will increase proportionately to their then existing Ownership Interests.

SECTION 10

DISSOLUTION AND WINDING UP OF THE COMPANY

10.1 *Dissolution*. The Company will be dissolved on the happening of any of the following events:

10.1.1 Sale, transfer, or other disposition of all or substantially all of the property of the Company;

10.1.2 The agreement of all of the Members;

10.1.3 By operation of law; or

10.1.4 The death, incompetence, expulsion, or bankruptcy of a Member, or the occurrence of any event that terminates the continued membership of a Member in the Company, unless there are then remaining at least the minimum number of Members required by law and all of the remaining Members, within 120 days after the date of the event, elect to continue the business of the Company.

10.2 *Winding Up*. On the dissolution of the Company (if the Company is not continued), the Members must take full account of the Company's assets and liabilities, and the assets will be liquidated as promptly as is consistent with obtaining their fair value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, will be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Section 4 of this Agreement, and the Members' Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

8

10.2.1 To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Members;

10.2.2 To the payment and discharge of any Company debts and liabilities owed to Members; and

10.2.3 To Members in the amount of their respective adjusted Capital Account balances on the date of distribution; provided, however, that any then outstanding Default Advances (with interest and costs of collection) first must be repaid from distributions otherwise allocable to the Defaulting Member pursuant to Section 10.2.3.

SECTION 11
GENERAL PROVISIONS

11.1 *Amendments*. Amendments to this Agreement may be proposed by any Member. A proposed amendment will be adopted and become effective as an amendment only on the written approval of all of the Members.

11.2 *Governing Law*. This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the State of Delaware (without regard to principles of conflicts of law).

11.3 *Entire Agreement; Modification*. This Agreement constitutes the entire understanding and agreement between the Members with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or warranties exist between or among the members other than those in this Agreement or referred to or provided for in this Agreement. No modification or amendment of any provision of this Agreement will be binding on any Member unless in writing and signed by all the Members.

11.4 *Attorney Fees*. In the event of any suit or action to enforce or interpret any provision of this Agreement (or that is based on this Agreement), the prevailing party is entitled to recover, in addition to other costs, reasonable attorney fees in connection with the suit, action, or arbitration, and in any appeals. The determination of who is the prevailing party and the amount of reasonable attorney fees to be paid to the prevailing party will be decided by the court or courts, including any appellate courts, in which the matter is tried, heard, or decided.

11.5 *Further Effect*. The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

11.6 *Severability*. If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

11.7 *Captions*. The captions used in this Agreement are for the convenience of the parties only and will not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

11.8 *Notices*. All notices required to be given by this Agreement will be in writing and will be effective when actually delivered or, if mailed, when deposited as certified mail, postage prepaid, directed to the addresses first shown above for each Member or to such other address as a Member may specify by notice given in conformance with these provisions to the other Members.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of the date and year first above written.

MEMBERS

David Abusaid

DocuSigned by:

David Abusaid

5B1FB82407E949A...

_____

Signature

George Cook Marvin

DocuSigned by:

George Cook Marvin

B1A397C43F664FF...

_____

Signature

FastFwd Co. LLC
(Represented by Diego Luz)

DocuSigned by:

Diego Luz

FF0352C280FB433...

_____

Signature